

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):
June 30, 2004

HOME PROPERTIES, INC.
(Exact name of Registrant as specified in its Charter)

MARYLAND	1-13136 No.	16-1455126
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

850 Clinton Square, Rochester, New York 14604
www.homeproperties.com
(Address of principal executive offices and internet site)

(585) 546-4900
(Registrant's telephone number, including area code)

ITEM 7.   FINANCIAL STATEMENTS AND EXHIBITS.

        c.   Exhibits

        Exhibit 99.1   Press Release

ITEM 12.   RESULTS OF OPERATIONS AND FINANCIAL CONDITION

        On June 30, 2004, the Registrant issued a press release announcing its results for the second quarter of 2004.   The related press release is attached hereto as Exhibit 99.1.   The information in this Current Report is being furnished pursuant to Item 12, Results of Operations and Financial Condition.

        The attached press release includes a presentation of Home Properties' Funds from Operations ("FFO") and Net Operating Income ("NOI"). FFO does and NOI may fall within the definition of "non-GAAP financial measure" set forth in Item 10(e) of Regulation S-K and as a result Home Properties is or may be required to include in this Current Report a statement disclosing the reasons why management believes that presentation of these measures provides useful information to investors. The Company believes that FFO is helpful to investors as a supplemental measure of the operating performance of a real estate company because, along with cash flows from operating activities, financing activities and investing activities, it provides investors an understanding of the ability of the Company to incur and service debt and to make capital expenditures. Home Properties believes that NOI is helpful to investors as a supplemental measure of the operating performance of a real estate company because it is a direct measure of the actual operating results of the Company's apartment properties. The Company also uses these two measures to compare its performance to that of its peer group.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 6, 2004   HOME PROPERTIES, INC.
                              (Registrant)

                              By: /s/ David P. Gardner
                                   David P. Gardner, Executive Vice President
                                 and Chief Financial Officer



FOR IMMEDIATE RELEASE

HOME PROPERTIES REPORTS SECOND QUARTER 2004 RESULTS

Net Operating Income Increases

ROCHESTER, NY, August 6, 2004 – Home Properties (NYSE:HME) today released financial results for the second quarter and six months of 2004. All results are reported on a diluted basis.

"The trend in Home Properties' operating results in the second quarter continued to be very positive," said Edward J. Pettinella, President and CEO. Net operating income and traffic were up year over year, occupancy improved for the third consecutive quarter, and same-property revenues increased for the fifth quarter in a row. In July we entered an eighth market, Southeast Florida, which we anticipate will enhance future profitability. We continue to believe our results reflect the success of our repositioning business strategy and solid geographic markets."

Earnings per share ("EPS") for the quarter ended June 30, 2004 was $0.26 compared to $0.31 for the quarter ended June 30, 2003, a decrease of 15.5%, primarily attributable to an increase in 2004 depreciation expense and an impairment charge on wholly-owned real estate, offset in part by a gain on sale of real estate in 2004 compared to a small loss during the second quarter of 2003. EPS for the six months ended June 30, 2004 was $0.40 compared to $0.45 for the six months ended June 30, 2003, or a decrease of 11%, primarily attributable to depreciation expense and an impairment charge as described above.

For the quarter ended June 30, 2004, Funds From Operations ("FFO") was $35.9 million, or $0.72 per share, as compared to $35.6 million, or $0.75 per share, for the quarter ended June 30, 2003. These results equated to a 1.0% increase in total FFO from the comparable prior-year period and a 3.7% decrease on a per-share basis. Results for the 2004 second quarter include a real estate asset impairment charge of $1.1 million, or $0.02 per share, related to the sale of a 396-unit apartment community which closed on July 30, 2004. Consistent with the Securities and Exchange Commission's guidance on non-GAAP financial measures recently adopted by the National Association of Real Estate Investment Trusts (NAREIT), FFO has not been adjusted to add back this impairment charge as it would have been under the prior definition of FFO. The result before this non-recurring impairment charge was $0.74 per share, which was within the range of guidance previously provided by the Company. FFO for the six months ended June 30, 2004 was $66.5 million, or $1.33 per share, compared to $63.9 million, or $1.35 per share, a 3.3% increase in total FFO from the prior year and a 1.0% decrease on a per-share basis. A reconciliation of GAAP net income to FFO is included in the financial data accompanying this press release.

Second Quarter Operating Results

For the second quarter of 2004, same-property comparisons (for 144 "Core" properties containing 39,992 apartment units owned since January 1, 2003) reflected an increase in total

revenues of 4.1% as compared to the same quarter a year ago. Net operating income ("NOI") increased by 2.3% from the second quarter of 2003. Property level operating expenses increased by 6.6%, primarily due to increases in repairs and maintenance, personnel, property insurance, and real estate taxes, offset in part by a reduction in natural gas heating costs.

Average economic occupancy for the Core properties was 93.7% during the second quarter of 2004, up from 92.6% during the second quarter of 2003. Average monthly rental rates increased 2.5% to $937 as compared to the year-ago period.

On a sequential basis, compared to the 2004 first quarter results for the Core properties, total revenues were up 1.7% in the second quarter of 2004, expenses were down 9.9%, and net operating income was up 11.5%. Average economic occupancy was up 0.2% from the first quarter, with average monthly rents 1.0% higher. The expense decrease in the second quarter compared to the first quarter represents typical seasonality from lower natural gas and snow removal costs. If the second quarter expenses are adjusted to remain constant with first quarter 2004 expenses for these two line items, expenses would be up 2.9% and sequential NOI results would have increased 0.7%.

Occupancies for the 2,008 net apartment units acquired between January 1, 2003 and June 30, 2004 (the "Recently Acquired Communities") averaged 90% during the second quarter of 2004, at average monthly rents of $1,132.

Year-to-Date Operating Results

For the six months ended June 30, 2004, same-property comparisons for the Core properties showed an increase in total revenues of 4.7% resulting in a 2.4% increase in net operating income compared to the first six months of 2003. Property level operating expenses increased by 7.6%, primarily due to increases in repairs and maintenance, personnel, property insurance, and real estate taxes. Average economic occupancy for the Core properties improved from 91.9% to 93.6%, with average monthly rents rising 2.5%.

The yield on the Recently Acquired Communities during the second quarter of 2004 averaged 6.8% on an annualized basis, which is in line with previously announced expected first-year results (calculated as the net operating income from the properties, less an allowance for general and administrative expenses equal to 3% of revenues, all divided by the acquisition costs plus capital improvement expenditures in excess of normalized levels).

Acquisitions and Dispositions

As previously announced, on July 8, 2004, the Company acquired The Hamptons, its first property in Florida. The Hamptons is an 836-unit apartment community in North Lauderdale. The total purchase price of $70.4 million, including closing costs, equates to approximately $84,200 per unit.

During the second quarter, the Company sold one community with a total of 224 units located in Rochester, New York. The total purchase price of $9.3 million equated to approximately $41,600 per unit. The Company recorded a gain on sale (before allocation of minority interest) in the second quarter of approximately $825,000 related to this sale.

Subsequent to the end of the second quarter, Home Properties sold Maple Lane Apartments, its only property in Indiana, for total consideration of $17.5 million before closing costs. The weighted average first year cap rate on the sale, before a reserve for capital expenditures, is

7.4%. An impairment charge of $1.1 million was recorded in the second quarter to adjust this asset to management's estimate of fair market value.

In conformity with NAREIT guidelines, the gain or loss from the sale of real property is not included in reported FFO results, although the non-recurring impairment charge, in anticipation of the sale, by the current NAREIT definition, is now included in FFO.

Update on Sale of Affordable Properties

The Company has under contract for sale its general partner interests in 37 Upstate New York, Ohio and Maryland properties, and expects to close in the third quarter of 2004. In addition to this sale, the Company is exploring options, including sale, for its general partner interests in three properties (four partnerships) with a total of 1,163 units.

FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46R") was effective as of March 31, 2004. Home Properties was the general partner in approximately 41 limited partnerships at this date. The Company accounted for its investment in these partnerships through March 30, 2004 using the equity method of accounting. The Company has made a determination that all 41 limited partnerships are Variable Interest Entities. The Company has further determined that it is the primary beneficiary in 34 of the limited partnerships and, therefore, consolidated these entities effective March 31, 2004. Home Properties determined that it is not the primary beneficiary in seven partnerships syndicated under U.S. Department of Housing and Urban Development subsidy programs. These seven investments will continue to be accounted for under the equity method. Accordingly, the accounts and operations of the 34 limited partnerships as of and for the three-month period ended June 30, 2004 have been consolidated herein. The net result in the Statement of Operations, due to this change in accounting, is not materially different, although the results are reported on different line items (including Discontinued operations) compared to the previous recording of the Company's share of income/losses within the line items Equity in earnings (losses) of unconsolidated affiliates and cash advances on the line item Impairment of assets held as General Partner.

Including all accounts where activity is reported, the general partner interests produced the following losses (before allocation to minority interest):

Three Months Ended June 30		Six Months Ended June 30	
2004	2003	2004	2003
($1,369)	($537)	($2,078)	($1,704)

A schedule has been added to the supplemental information to provide a Statement of Operations before the effect of FIN 46R, the effect of consolidating these entities, and the resulting Statement of Operations, as reported. A schedule has also been added to the supplemental information to provide a Balance Sheet before the effect of FIN 46R, the effect of consolidating these entities, and the resulting Balance Sheet, as reported.

Capital Markets Activities

During the second quarter of 2004, the Company raised $4.9 million by issuing additional shares (at an average cost of $37.53 per share) under its Dividend Reinvestment and Direct

Stock Purchase Plan ("DRIP"). Approximately $4.5 million was from reinvested dividends and $400,000 from optional cash purchases.

As of June 30, 2004, the Company's ratio of debt-to-total market capitalization was 42.9%, with $26.0 million outstanding on its $115.0 million revolving credit facility and $5.6 million of unrestricted cash on hand. Mortgage debt of $1.5 billion was outstanding, at rates of interest averaging 6.2% and with staggered maturities averaging approximately eight years. Approximately 93% of total indebtedness is at fixed rates. Interest coverage averaged 2.7 times during the quarter, and the fixed charge ratio, which includes preferred dividends, averaged 2.5 times. The percentages, loan balances, and other statistics are prior to FIN 46R consolidations on the Balance Sheet to provide a better comparison to the December 31, 2003 Balance Sheet.

The Company estimates its net asset value ("NAV") per share at June 30, 2004 to range from $47.85 to $37.92 based on capitalizing, at rates from 7.0% to 8.0%, the total of the annualized and seasonally adjusted second quarter property net operating income, plus a 4% growth factor, minus a management fee. The Company believes the lower cap rate reflects current market conditions, while the higher cap rate represents a longer-term theoretical cap rate.

No shares were repurchased during the quarter, although the Company continues to have Board authorization to buy back up to approximately 3.1 million shares of its common stock or Operating Partnership Units. Historically, the Company repurchased shares when their price was more than 10% below the midpoint of Company published NAVs. As of August 4, 2004, the closing common share price of $39.15 was 8.0% below $42.56, the Company's calculation of the midpoint of a range of NAVs per share.

"With the challenge today of purchasing properties at attractive cap rates, we concluded that a share repurchase program, at certain stock price levels, would be an accretive use of funds," said Pettinella.   "While we will continue to seek out profitable acquisitions, we intend to commence a stock repurchase program when we believe it will enhance shareholder value, typically when the stock price is more than 10% below our midpoint estimate of NAV."

The shares/units may be repurchased through open market or privately-negotiated transactions at the discretion of management. There is no established target stock price nor is there a specific timetable for share repurchase.

Outlook

The Company has confirmed its previous FFO guidance for the third and fourth quarters of 2004 as follows: third quarter $0.77 to $0.80; fourth quarter $0.73 to $0.76. This results in annual FFO guidance in the range of $2.83 to $2.89 due to the embedded actual results from the first six months of 2004. Assumptions used for the projections are included with the published supplemental information and will be discussed on the conference call today.

Conference Call

The Company will conduct a conference call and simultaneous Webcast today at 11:00 AM Eastern Time to review the information reported in this release. To listen to the call, please dial 800-547-9328 (International 212-676-4917). A replay of the call will be available by dialing 800-633-8284 or 402-977-9140 and entering 21164172. Call replay will become available beginning at approximately 1:00 PM Eastern Time and continue until approximately 1:00 PM on August 11, 2004. The Company Webcast, which includes a slide presentation, will be available live, and archived by 2:30 PM through the "Investors" section of our Web site, www.homeproperties.com, under the heading, "Financial Information."

The Company expects to announce third quarter 2004 results on Friday, November 5, 2004 and host a conference call to discuss these results at 11:00 AM that day.

The Company produces supplemental information that provides details regarding property operations, other income, acquisitions, sales, market geographic breakdown, debt and net asset value. The supplemental information is available via the Company's Web site, e-mail or via facsimile upon request.

This press release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is the sixth largest publicly traded apartment company in the United States. A real estate investment trust with operations in selected Northeast, Midwest, Mid-Atlantic and Southeast Florida markets, the Company owns, operates, acquires and rehabilitates apartment communities. Currently, Home Properties operates 199 communities containing 49,488 apartment units. Of these, 42,440 units in 152 communities are owned directly by the Company; 4,746 units are partially owned and managed by the Company as general partner, and 2,302 units are managed for other owners. For more information, visit Home Properties' Web site at www. homeproperties.com.

Tables to follow.

Second Quarter Results	Avg. Economic Occupancy[(c)]		Q2 '04 Average Monthly Rent/ Occ Unit	Q2 '04 vs. Q2 '03		
	Q2 '04	Q2 '03		% Rental Rate Growth	% Rental Revenue Growth	% NOI Growth
Core Properties[(a)]	93.7%	92.6%	$ 937	2.5%	3.8%	2.3%
Acquisition Properties**(b)**	90.0%	NA	$1,132	NA	NA	NA
TOTAL PORTFOLIO	93.5%	92.6%	$ 946	NA	NA	NA

Year-To-Date Results	Avg. Economic Occupancy		YTD '04 Average Monthly Rent/ Occ Unit	YTD '04 vs. YTD '03		
	YTD '04	YTD '03		% Rental Rate Growth	% Rental Revenue Growth	% NOI Growth
Core Properties[(a)]	93.6%	91.9%	$ 933	2.5%	4.5%	2.4%
Acquisition Properties**(b)**	90.0%	NA	$1,145	NA	NA	NA
TOTAL PORTFOLIO	93.4%	91.9%	$ 941	NA	NA	NA

[(a)] Core Properties includes 144 properties with 39,992 apartment units owned throughout 2003 and 2004.
(b) Reflects 9 properties with 2,008 apartment units acquired subsequent to January 1, 2003.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2004	**2003**	**2004**	**2003**
Rental income	$112,440	$101,449	$219,833	$200,578
Other income – property related	4,732	3,990	8,721	7,511
Interest and dividend income	147	101	298	256
Other income	698	1,122	1,163	2,321
Total revenues	118,017	106,662	230,015	210,666
Operating and maintenance	51,081	44,429	104,598	92,466
General and administrative	4,892	4,582	9,617	9,701
Interest	23,689	21,124	45,097	43,263
Depreciation and amortization	23,270	18,963	44,704	37,516
Impairment of assets held as General Partner	-	93	1,116	520
Total expenses	102,932	89,191	205,132	183,466
Income from operations	15,085	17,471	24,883	27,200
Equity in earnings (losses) of unconsolidated affiliates	(25)	(444)	(563)	(1,184)
Income before minority interest and discontinued operations	15,060	17,027	24,320	26,016
Minority interest in affordable limited partnerships	393	-	393	-
Minority interest in Operating Partnership	(4,408)	(5,019)	(6,847)	(7,034)
Income from continuing operations	11,045	12,008	17,866	18,982
Discontinued operations				
Income (loss) from operations, net of minority interest	(928)	267	(870)	231
Gain (loss) on disposition of property, net of minority Interest	524	(131)	511	320
Discontinued operations	(404)	136	(359)	551
Income before loss on disposition of property	10,641	12,144	17,507	19,533
Loss on disposition of property, net of minority interest	-	(10)	(67)	(10)
Income before cumulative effect of change in accounting principle	10,641	12,134	17,440	19,523
Cumulative effect of change in accounting principle, net of minority interest	-	-	(321)	-
Net Income	10,641	12,134	17,119	19,523
Preferred dividends	(1,899)	(3,192)	(3,797)	(6,710)
Net income available to common shareholders	$ 8,742	$ 8,942	$ 13,322	$ 12,813

Reconciliation from net income available to common shareholders to Funds From Operations:

Net income available to common shareholders	$ 8,742	$ 8,942	$ 13,322	$ 12,813
Preferred dividends – convertible preferred stock	549	1,842	1,097	4,010
Real property depreciation and amortization	23,190	18,933	44,341	37,377
Real property depreciation – unconsolidated	13	564	556	1,113
Impairment on general partnership investment – real estate	-	-	945	-
Impairment of real property	-	-	-	423
(Gain) loss on disposition of property	-	10	50	10
Minority Interest	4,408	5,019	6,847	7,034
Minority Interest – income from discontinued operations	(448)	155	(419)	137
(Gain) loss on disposition of discontinued operations	(524)	131	(511)	(320)
Loss from early extinguishment of debt in connection with sale of Candlewood Apartments	-	-	-	1,349
Cumulative effect of change in accounting principle	-	-	321	-
FFO [1]	$ 35,930	$ 35,596	$ 66,549	$ 63,946

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2004	**2003**	**2004**	**2003**
Weighted average shares/units outstanding:				
Shares – basic	32,876.9	28,289.8	32,600.8	27,881.7
Shares – diluted	33,318.0	28,807.6	33,088.1	28,307.2
Shares/units – basic[2]	48,718.7	44,473.7	48,531.1	44,044.6
Shares/units – diluted[2]	49,993.1	47,693.2	49,851.7	47,417.2
Per share/unit:				
Net income – basic	$.27	$.32	$.41	$.46
Net income – diluted	$.26	$.31	$.40	$.45
FFO – basic[3]	$.73	$.76	$1.35	$1.36
FFO – diluted[4]	$.72	$.75	$1.33	$1.35
AFFO[5]	$.61	$.63	$1.11	$1.12
Common Dividend paid	$.62	$.61	$1.24	$1.22

[1] Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, minority interest and extraordinary items plus depreciation from real property. This presentation assumes the conversion of dilutive common stock equivalents and convertible preferred stock. Other similarly titled measures may not be calculated in the same manner.

[2] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

[3] FFO for the three months ended June 30, as computed for basic is gross FFO of $35,930 and $35,596 in 2004 and 2003, respectively, less convertible preferred dividends of $549 and $1,842 in 2004 and 2003, respectively. FFO for the six months ended June 30, as computed for basic is gross FFO of $66,549 and $63,946 in 2004 and 2003, respectively, less convertible preferred dividends of $1,097 and $4,010 in 2004 and 2003, respectively.

[4] FFO for the three months ended June 30, as computed for diluted is basic FFO of $35,381 and $33,754 in 2004 and 2003, respectively, plus the Series D convertible preferred dividend of $549 in 2004 and Series C – E convertible preferred dividend of $1,842 in 2003. FFO for the six months ended June 30, as computed for diluted is basic FFO of $65,452 and $59,936 in 2004 and 2003, respectively, plus the Series D convertible preferred dividend of $1,097 in 2004 and Series C – E convertible preferred dividend of $4,010 in 2003.

[5] Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $525 per apartment unit. AFFO is computed by reducing gross FFO for each period by the share of annual reserve for each period of: $5,535 for second quarter 2004; $5,448 for second quarter 2003; $10,977 for the six months ended June 30, 2004; and $10,891 for the six months ended June 30, 2003. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data - Unaudited)

	June 30, 2004	December 31, 2003
Real estate	$3,158,576	$2,752,992
Accumulated depreciation	(432,805)	(330,062)
Real estate, net	2,725,771	2,422,930
Cash and cash equivalents	6,688	5,103
Cash in escrows	50,643	39,660
Accounts receivable	5,115	4,437
Prepaid expenses	13,320	18,184
Investment in and advances to affiliates	123	5,253
Deferred charges	14,622	9,057
Other assets	10,729	8,693
Total assets	$2,827,011	$2,513,317
Mortgage notes payable	$1,621,795	$1,380,696
Line of credit	26,000	-
Other liabilities	70,749	60,814
Total liabilities	1,718,544	1,441,510
Minority interest	347,232	330,544
Stockholders' equity	761,235	741,263
Total liabilities and stockholders' equity	$2,827,011	$2,513,317
Total shares/units outstanding:		
Common stock	33,270.6	31,966.2
Operating partnership units	15,604.3	15,974.7
Series D convertible cumulative preferred stock*	833.3	833.3
	49,708.2	48,774.2

*Potential common shares

# # #

For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237